DLA Piper US LLP 4365 Executive Drive Suite 1100 San Diego, California 92121-2133 O 858.677.1428 F 858.677.1401 W www.dlapiper.com
December 6, 2006
VIA EDGAR
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549

Attn:	Tabatha Akins Joseph Roesler

Re:	Halozyme Therapeutics, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2005 (File No. 000-49616)
Dear Mr. Rosenberg:
          We are writing to you on behalf of our client, Halozyme Therapeutics, Inc., a Nevada corporation (the “Company”), in response to your letter dated November 15, 2006, setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 10-KSB for the Fiscal Year Ended December 31, 2005, filed on March 24, 2006 (the “10-KSB”). Each of the Staff’s comments is set forth below as well as the Company’s response to the Staff’s comments.
Comment #1:
          It is unclear how you considered Item 10 of Regulation S-B with respect to the amount of public float at December 31, 2004 and December 31, 2005. According to your Forms 10-KSB for the years ended December 31, 2004 and December 31, 2005, aggregate market value of the voting and non-voting common equity held by non-affiliates was approximately $91,522,400 and $167,000,000, respectively. As it appears that you may have public float in excess of $25 million for two consecutive fiscal years, please amend your filing to use Form 10-K and to comply with its instructions.
Response:
          Prior to March 11, 2004, the Company was known as Global Yacht Services, Inc. (“Global Yacht”). Global Yacht was a small business issuer that was thinly traded on the Over the Counter Bulletin Board under the symbol “GYHT”. The business and prospects of Global Yacht (yacht rentals and charters) were completely unrelated to the current business of the Company. Global Yacht’s revenues were less than $100,000 at the end of fiscal years 2002 and 2003. In addition, Global Yacht’s public float was less than $100,000 at the end of fiscal year 2002 and less than $200,000 at the end of fiscal year 2003. As a result of Global Yacht’s March 11, 2004 merger with the Company’s private company predecessor, the business and capitalization of the Company changed materially and the Company’s year end public float increased and exceeded $25 million on December 31, 2004. The public float also exceeded $25 million at the end of fiscal year 2005. When determining whether Form 10-KSB was available for its annual report for fiscal year 2005, the Company relied on Item 10(a)(2)(v) which states that in connection with a company exiting the small business disclosure system “The determination made for a reporting company at the end of its fiscal year governs all reports relating to the next fiscal year (emphasis added).” Since the determination at the end of fiscal 2004 indicated
silicon valley  san diego  san francisco  austin  seattle  sacramento  la jolla  washington, dc

United States Securities and Exchange Commission
December 6, 2006
Page Two
that the small business disclosure system was available for all reports relating to fiscal 2005, Form 10-KSB was used for the report relating to fiscal year 2005. Additionally, that Item indicates that “an Issuer may not change from one category to another with respect to its reports under the Exchange Act for a single fiscal year (emphasis added)”, so the Company could not have filed a 10-K for fiscal year 2005. The determination at the end of fiscal 2005, however, indicated that the small business disclosure system would not be available for reports relating to fiscal 2006 (due to two consecutive years of exceeding the public float limitation), so the Company exited the small business disclosure system for all reports relating to fiscal 2006 (the first such report was a Form 10-Q filed on May 10, 2006).
Comment #2:
          Please clarify if the 5% variance in your estimate of the work completed is the reasonably likely change in the estimate and if so, discuss the reason management believes it is be reasonably likely. Otherwise, revise to include the change in estimate that is reasonably likely with a discussion supporting it.
Response:
          We acknowledge the Staff’s comment. The bold and underlined language in the following paragraph is proposed for inclusion in our next Annual Report on Form 10-K as well as future quarterly and annual reports to provide further details of the reasonably likely variance in our estimate of the work completed:
          In addition, we have several contracts that extend across multiple reporting periods, including our largest contract representing a $1 million research study. We recognize expenses as the services are provided pursuant to management’s assessment of the progress that has been made to date. Such contracts require an assessment of the work that has been completed during the period, including measurement of progress, analysis of data that justifies the progress and management’s judgment. Based on Company experience and management’s intimate involvement with these outsourced contracts, it is reasonably likely that we may experience a 3% variance in our estimate of the work completed. A 3% variance in our estimate of the work completed in our largest contract could increase or decrease our operating expenses by $30,000, which would not represent a material change to historically reported results of operations.
Comment #3:
     We refer to your supply and distribution agreement with Baxter and have the following comments:
•	Please tell us why the transfer of ingredients to Baxter results in deferred revenue for the company. If legal ownership of the inventory has not transferred, it is unclear how this would result in recognition of revenue.
Response:
          We acknowledge the Staff’s comment. The following paragraph is derived from our disclosure on page F-10 of our Form 10-KSB and presents, in disclosure type format, a description of why the transfer of the active pharmaceutical ingredient for Hylenex results in deferred revenue for the Company, specifically, that because of our continued involvement in the development and production process of Hylenex, the earnings process is not considered to be complete:
          Under the terms of our Baxter agreement, we will supply Baxter the active pharmaceutical ingredient for Hylenex and Baxter will fill and finish Hylenex and hold it for subsequent distribution. During the fourth quarter of 2005, the Company transferred $254,000 of the active pharmaceutical ingredient for Hylenex to Baxter for filling and finishing. Because of our continued involvement in the development and production process of Hylenex under the terms of the Supply Agreement, the earnings process is not considered to be complete. Accordingly, the Company defers revenue and the related product costs resulting from transfers of inventory to Baxter until the product is ultimately sold to customers.

United States Securities and Exchange Commission
December 6, 2006
Page Three
          Under SAB 104, the Staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:
•	Persuasive evidence of an arrangement exits

•	Delivery has occurred or services have been rendered

•	The seller’s price to the buyer is fixed or determinable, and

•	Collectibility is reasonable assured.
          In reference to the second criterion noted above, the Company evaluated the deferral of this $254,000 and believes that the receipt of such amount did not meet the requirements for recognition of this amount as revenue in the current period. Specifically, even though legal title has passed, the related performance obligations (e.g. continued Hylenex development activities and the Company’s release of the Hylenex product) required under the agreement have not yet been completed by the Company. Thus, the Company defers such revenue until our performance obligations have been met or Baxter sells Hylenex to customers.
•	Based on your disclosure the deferred revenue recorded equals the inventory transferred to Baxter as of December 31, 2005. Please tell us why this is the case, as it is unclear why the sales price of Hylenex would equal the value of ingredients transferred.
Response:
          We acknowledge the Staff’s comment. The bold and underlined language in the following paragraph is proposed for inclusion in our next Annual Report on Form 10-K as well as future quarterly and annual reports to provide further details of our supply and distribution agreement with Baxter:
          Under the terms of our Baxter agreement, we will supply Baxter the active pharmaceutical ingredient for Hylenex at our cost and Baxter will fill and finish Hylenex and hold it for subsequent distribution. During the fourth quarter of 2005, the Company transferred $254,000 of the active pharmaceutical ingredient for Hylenex to Baxter for filling and finishing. Because of our continued involvement in the development and production process of Hylenex under the terms of the Supply Agreement, the earnings process is not considered to be complete. Accordingly, the Company defers revenue and the related product costs resulting from transfers of the active pharmaceutical ingredient for Hylenex to Baxter until the product is ultimately sold to customers.
•	Please tell us where in your statement of operations you classify the cost sharing element from Baxter and why you believe that classification complies with GAAP.
Response:
          We acknowledge the Staff’s comment. The bold and underlined language in the following paragraph is proposed for inclusion in our next Annual Report on Form 10-K as well as future quarterly and annual reports to provide further details of the cost sharing element from Baxter:
          Costs and expenses that can be clearly identified as research and development are charged to expense as incurred in accordance with FASB statement No. 2, “Accounting for Research and Development Costs.” Our expenses related to clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with multiple research institutions, clinical research organizations, and other vendors that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation and vary from contract to contract and may result in uneven payment flows. Generally, these agreements set forth the scope of work to be performed at a fixed fee or unit price. Payments under the contracts depend on factors such as the successful enrollment of patients or the completion of clinical trial milestones. Expenses related to clinical trials generally are accrued based on contracted amounts applied to the level of patient enrollment and activity according to the protocol. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, we modify our estimates accordingly on a prospective basis. As a result of our agreement with Baxter, both parties have agreed to share equally the cost of any Hylenex post-approval clinical trials. Reimbursement of clinical trial costs for Hylenex from Baxter

United States Securities and Exchange Commission
December 6, 2006
Page Four
is recorded as an offset to research and development expense. Payments to Baxter for its portion of clinical trial costs for Hylenex will be recorded as a component of research and development expense. For the year ended December 31, 2005, we have recorded as an offset to research and development expense $108,000 which represents Baxter’s share of Hylenex clinical trial expenses incurred during the year ended December 31, 2005. As of December 31, 2005, the $108,000 due from Baxter was recorded as a component of accounts receivable.
          Under the terms of our Baxter agreement, clinical development costs for Hylenex are shared equally. Development under the collaboration is overseen by committees with equal representation by the parties and mutual agreement required on major clinical development decisions. Specifically, Baxter must approve the clinical trial costs before we enter into agreement with the outsourced clinical research organization. More importantly, we note that as we progress through the clinical development plan for Hylenex, more responsibility for the clinical trials will transition from us to Baxter, with reimbursement for clinical development expenditures then flowing from us to Baxter. Ultimately, we expect Baxter to assume full responsibility for the Hylenex clinical development activities within the next twelve months.
          In determining the appropriate classification of the cost sharing element from Baxter, we relied on EITF 99-19 for guidance. We note that providing clinical trial services is not part of our central ongoing operations. In addition, this clinical trial was entirely outsourced to a clinical research organization. Baxter is involved in the selection process for this outsourced research organization and their agreement is required for approval of the clinical trial expenses, prior to commencement of the clinical trial. In examining the indicators of EITF 99-19, we note that we had some discretion in selecting the outsourced vendor but very limited credit risk as Baxter had already agreed to pay their share of these costs prior to commencement of the clinical trial. In addition, we note that we had no latitude in establishing the reimbursement price for these costs. Contractually, we are required to invoice Baxter for these expenses in an amount equal to the amount of the costs incurred. We earned no margin. Thus, we believe the collective weight of these indicators, and the fact that Baxter will ultimately assume full responsibility for the Hylenex clinical development activities, support the classification of these costs as a reduction of expense.
          In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If the Staff has further comments or requests for information, please contact me at (858) 677-1428.
Sincerely,
DLA Piper US LLP

By:	/S/ James E. Cartoni
James E. Cartoni
james.cartoni@dlapiper.com
JEC:cic

cc:	Doug Rein, Esq. David A. Ramsay Daniel Kleeburg